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SEC

17009941

SEC Mail Processing Section

MAR 01 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ronin Capital,L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 N. Orleans Suite 2N
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kelly Huerta (312) 244-5338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Johns Stafford III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ronin Capital, L.L.C., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ALLISON MORROW
Notary Public - State of Illinois
My Commission Expires Jan 12, 2019

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
Ronin Capital, LLC

We have audited the accompanying consolidated statement of financial condition of Ronin Capital, LLC and subsidiaries (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 28, 2017

Ronin Capital, LLC

Consolidated Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents	$ 18,430,417
Securities purchased under agreements to resell	559,379,270
Deposits with clearing organizations	66,934,896
Receivables from broker-dealers and clearing organizations	167,957,392
Securities owned, at fair value	7,490,674,090
Derivative financial instruments, at fair value	767,039,009
Memberships in exchanges owned, at cost (fair value $779,800)	892,772
Furniture, equipment, software, and leasehold improvements (net of accumulated depreciation and amortization of $30,226,327)	9,850,991
Other assets	5,087,894
Total assets	$ 9,086,246,731
Liabilities and Members' Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 4,839,665,149
Payables to broker-dealers and clearing organizations	635,473,808
Securities sold, not yet purchased, at fair value	2,496,518,074
Derivative financial instruments, at fair value	686,278,320
Accounts payable and accrued expenses	24,062,603
Total liabilities	8,681,997,954
Members' equity	398,265,972
Non-controlling interest in subsidiaries	5,982,805
Total members' equity	404,248,777
Total liabilities and members' equity	$ 9,086,246,731

See Notes to Consolidated Statement of Financial Condition.

Ronin Capital, LLC

Notes to Consolidated Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Ronin Capital, LLC, a Delaware limited liability company, ("Ronin") is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, government securities, and derivative financial instruments for its own accounts. The majority owner of Ronin is Zen Holdings, LLC, a Delaware limited liability company, ("Zen"). Ronin is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of various equity and derivative exchanges.

Ronin is the parent of either wholly –owned or substantially-owned significant subsidiaries including, Ronin Capital UK, Limited ("Ronin UK"), Dart Executions, LLC ("Dart"), Ronin Trading Europe LLP ("Ronin Trading Europe"), Ronin Trading UK LLP ("Ronin Trading UK"), and Ronin Capital Asia Private Limited ("Ronin Asia"), (collectively, the Company).

Ronin Trading UK is registered with the Financial Conduct Authority in the United Kingdom as a proprietary trading company that maintains a European passport to trade on any exchange that is a member of the European Union. Ronin Trading Europe is a non-regulated proprietary trading company that is located in London. Ronin Asia is a non-regulated proprietary trading company registered in Singapore. Dart is a registered broker-dealer that provides execution services along with direct market access in equity and derivative instruments.

Principles of consolidation: The consolidated statement of financial condition includes the accounts and results of the Company, and its subsidiaries required to be consolidated in accordance with accounting standards generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

Class B Capital Members ("Class B") of Ronin Trading Europe represent the non-controlling interest in subsidiaries in the Company's financial statements. Contributions, withdrawals and allocations of income result in changes to Class B ownership percentages and to the non-controlling interests' ownership percentage of Ronin Trading Europe. The Company's corresponding changes to members' equity are reflected in the consolidated statement of changes in members' equity. Income is allocated to the Class B non-controlling interests based on the negotiated profit split during the period in which the income is earned.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Securities transactions and related revenues and expenses are recorded on a trade-date basis at fair value in accordance with GAAP. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Securities purchased under agreements to resell or sold under agreements to repurchase: Securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and securities sold under agreements to repurchase (repurchase agreements or repos) are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned under resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. Reverse repos and repos are carried at contract value.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties for all resale and repurchase transactions at December 31, 2016, are major financial institutions.

Derivative financial instruments: Derivative financial instruments include equity options, futures, equity swaps, and options on futures contracts and are recorded at fair value in accordance with GAAP. Futures transactions are recorded in receivable from/payable to broker-dealers and clearing organizations in the consolidated statement of financial condition, netted by broker-dealer or clearing organization. The remaining derivatives are classified as derivative financial instruments in the consolidated statement of financial condition.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity are presented net in the statement of financial condition when the terms of the agreements permit netting. See Note 5 for additional details.

Receivable from and payable to broker-dealers and clearing organizations: Receivables and payables relating to trades pending settlement are netted by broker-dealer and clearing organization and included in receivable from/payable to broker-dealers and clearing organizations in the consolidated statement of financial condition. The Company may obtain short-term financing from broker-dealers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Furniture, equipment, software, and leasehold improvements: Furniture, equipment, software, and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives of the assets, which are five to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets, which is 5 to 7years, depending on location.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Memberships in exchanges owned: The Company's exchange memberships, which represent ownership interests in the exchange and provide the Company with the right to conduct business on the exchanges are recorded at cost, or if any other-than-temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value occurred in 2016.

Stock in exchanges not required to be held for operating purposes are carried at fair value and are included in securities owned in the consolidated statement of financial condition.

Income taxes: Ronin and Dart are taxed collectively as a partnership under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Ronin is also subject to corporate tax in the United Kingdom on income allocated to it from its interest in Ronin Trading Europe and Ronin Trading UK. Ronin files a separate UK return to report this income and offsets the income tax paid to the UK with a Foreign Tax Credit on its US Federal income tax return.

Ronin Asia is subject to corporate taxes in Singapore and computes a benefit or provision and files a separate tax return. Ronin UK is subject to corporate taxes in the United Kingdom and, accordingly, computes a benefit or provision and files a separate tax return. Ronin Trading Europe and Ronin Trading UK are flow through entities for tax purposes in the United Kingdom. Their income is distributed to the members who file tax returns that account for their allocation of the income.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2016, management has reviewed the Company's income tax positions for the open tax years and concluded that no provision for income tax is required in the Company's consolidated financial statements.

Ronin is not subject to examination by United States federal and state tax authorities for tax years before 2011. Ronin UK is not subject to examination by HM Revenue and Customs for tax years before 2014.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid overnight money market investments with original maturities of less than three months.

Translation of foreign currencies: Monetary assets and liabilities denominated in foreign currencies are translated at period-end spot rates. Nonmonetary assets, liabilities and equity items are translated into U.S. dollars at the historical spot rate on the date of the transaction.

Change in Accounting Principle: As of December 31, 2016, the Company elected to change its method of presenting reverse repurchase agreements and repurchase agreements on the statement of financial condition by presenting them offset when the criteria is met. Previously, these agreements were not presented offset although the contracts met the criteria for offsetting. Management believes that the netting of repos and reverse repos when the right of offset exists better reflects the nature of how the repos and reverse repos will be settled. See Note 5 for the impact of offsetting on the statement of financial condition as of December 31, 2016. The impact of offsetting on the statement of financial condition as of December 31, 2015 would have been a reduction of total assets and total liabilities of $2,117,166,736.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recently issued accounting pronouncements: In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 by one year. ASU 2015-14 applies to annual reporting periods for nonpublic entities beginning after December 15, 2018, including interim reporting periods within that reporting period. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 and ASU 2015-14 on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* which supersedes the leasing guidance in the Accounting Standards Codification (ASC) 840, Leases. Under ASU 2016-02 lessees are required to recognize a right-of-use asset and lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the consolidated statement of operations. The right-of-use asset and corresponding liability will be allocated to and reflected in the consolidated financial statements of the entity that has the ability to use the leased asset. This guidance is effective for fiscal periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest period in the consolidated financial statements. The Company is currently evaluating the impact that adoption of this ASU will have on its consolidated financial statements.

Note 2. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2016, consist of the following:

	Receivables	Payables
Cash	$ 162,177,992	$ 517,239,885
Unsettled securities transactions	(120,141)	178,262,408
Exchange traded futures - open trade equity	6,610,473	(35,973,833)
Interest and dividends, net	(710,931)	(24,054,652)
	$ 167,957,393	$ 635,473,808

The Company clears certain of its proprietary transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing brokers relates to the aforementioned transactions and are collateralized by securities owned by the Company.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Note 3. Fair Value of Financial Instruments (Continued)

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2016, there were no transfers among levels.

Financial instruments traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation. Fair value of exchange-traded contracts is based upon exchange settlement prices.

U.S. and foreign (primarily United Kingdom, Italy and Germany) government securities are valued based on quoted market prices. Government securities owned are pledged to either repurchase counterparties or broker-dealers on terms which permit those parties to sell or repledge the securities subject to certain limitations. These financial instruments are classified as Level 2 in the fair value hierarchy.

Financial instruments traded in the over-the-counter market include corporate bonds that are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Short-term notes, less than 3 months, are stated at amortized cost, to the extent that they approximate fair value. Open equity swap contracts traded in the over-the-counter market are valued based on the underlying equity security, financial instrument, or index included as the notional amount of the swap. These financial instruments are classified as Level 2 in the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

Description	Total	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Fair Value Measurements Using: Significant Other Inputs (Level 2)
Assets:			
Receivables/Payables from/to broker-dealers and clearing organizations:			
Exchange traded futures - open trade equity	$ 42,584,305	$ 42,584,305	$ -
Securities owned:			
Government securities	6,824,220,454	-	6,824,220,454
Equity securities	612,547,849	612,547,849	-
Corporate obligations	53,905,787	-	53,905,787
Derivative financial instruments:			
Equity swaps	5,799,017	-	5,799,017
Equity options	510,116,222	510,116,222	-
Options on futures	251,123,770	251,123,770	-
	$ 8,300,297,404	$ 1,416,372,146	$ 6,883,925,258

Description	Total	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Fair Value Measurements Using: Significant Other Inputs (Level 2)
Liabilities:			
Securities sold, not yet purchased:			
Government securities	$ 2,238,245,581	$ -	$ 2,238,245,581
Equity securities	258,263,992	258,263,992	-
Corporate obligations	8,501	-	8,501
Derivative financial instruments:			
Equity options	500,524,255	500,524,255	-
Options on futures	185,754,065	185,754,065	-
	$ 3,182,796,394	$ 944,542,312	$ 2,238,254,082

With the exception of repos and reverse repos, and exchange memberships, substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Derivative Financial Instruments

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, equity swaps, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the consolidated statement of financial condition.

As a market maker and liquidity provider in various markets, the Company employs arbitrage trading strategies between exchange traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the consolidated statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2016, the Company's derivative activities had the following impact on the consolidated statement of financial condition:

Underlying Risk	Statement of Financial Condition Location	Assets at Fair Value	Liabilities at Fair Value	Net
Interest rate	Receivables from / payable to broker-dealers and clearing organizations	$ 40,113,165	$ (2,862,582)	$ 37,250,583
Equity	Receivables from / payable to broker-dealers and clearing organizations	9,302,161	(3,968,438)	5,333,723
Interest rate	Derivative financial instruments	16,258	-	16,258
Equity	Derivative financial instruments	767,022,751	(686,278,320)	80,744,431
				$ 123,344,995

For non-exchange traded derivatives, under standard derivatives agreements, the Company may be required to post collateral if the Company is in a net liability position with the counterparty exceeding certain amounts. Additionally, counterparties may immediately terminate derivatives contracts if the Company fails to maintain sufficient asset coverage for its contracts or its net assets decline by stated percentages.

Note 5. Offsetting

The following table provides disclosure regarding the effect of offsetting of recognized assets and liabilities presented in the consolidated statement of financial condition:

	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts of Assets/Liabilities Presented in the Consolidated Statement of Financial Condition	Gross Amounts Not Offset in the Consolidated Statement of Financial Condition: Financial Instruments	Cash Collateral Received/Pledged	Net Amount
Assets						
Reverse Repurchase Agreements [1]	$ 2,417,070,252	$ 1,857,690,982	$ 559,379,270	$ 559,379,270	$ -	$ -
Futures Open Trade Equity [2]	49,415,326	6,531,534	42,883,792	-	-	42,883,792
Equity Swaps [3]	19,793,150	13,994,133	5,799,017	-	-	5,799,017
Total Assets	$ 2,486,278,728	$ 1,878,216,649	$ 608,062,079	$ 559,379,270	$ -	$ 48,682,809
Liabilities						
Repurchase Agreements [4]	$ 6,697,356,131	$ 1,857,690,982	$ 4,839,665,149	$ 4,839,665,149	$ -	$ -
Futures Open Trade Equity [2]	6,831,021	6,531,534	299,487	-	-	299,487
Equity Swaps [3]	13,994,133	13,994,133	-	-	-	-
Total Liabilities	$ 6,718,181,285	$ 1,878,216,649	$ 4,839,964,636	$ 4,839,665,149	$ -	$ 299,487

Reference to Consolidated Statement of Financial Condition

[1] - Securities purchased under agreement to resell

[2] - Receivables from broker-dealers and clearing organizations

[3] - Derivative financial instruments at fair value

[4] - Securities sold under agreement to repurchase

Note 6. Furniture, Equipment, Software and Leasehold Improvements

Furniture, equipment, software and leasehold improvements at December 31, 2016, consisted of the following:

	Amount
Computer equipment and software	$ 16,441,479
Furniture and fixtures	4,015,622
Leasehold improvements	19,620,217
	40,077,318
Less accumulated depreciation and amortization	(30,226,327)
	$ 9,850,991

Note 7. Collateral

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2016, the Company obtained approximately $2 billion of securities on such terms, all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

To finance securities positions, the Company pledges financial instruments that it owns to counterparties. Under these transactions, the Company pledges certain financial instruments to collateralize repurchase agreements which are short term in nature. Included in the consolidated statement of financial condition are amounts under contract with FICC and non FICC netting members. Maturities of financial instruments sold under agreements to resell and repurchase accounted for as secured borrowings are provided in the table below:

	Overnight and Continuous	Up to 30 Days	30-90 days	Total
Securities purchased under agreements to resell				
US and government securities	$ 1,605,181,184	$ -	$ 118,050,000	$ 1,723,231,184
European government securities	-	693,839,068	-	693,839,068
Securities sold under agreements to repurchase				
US and government securities	6,295,678,997	-	-	6,295,678,997
European government securities	-	401,677,134	-	401,677,134

Note 8. Related Party Transactions

The Company provides administrative services and infrastructure services to Ronin Trading, LLC, an unconsolidated affiliate, under the terms of an agreement for a negotiated amount.

Note 9. Liabilities Subordinated to Claims of General Creditors

The Company has a revolving subordinated loan agreement with a financial institution in the amount of $25,000,000, with a scheduled maturity date of March 14, 2018, and bears interest at the LIBOR rate plus 6 percent. As of December 31, 2016, there was $0 in outstanding borrowings. Subject to the Revolving Loan Borrowing Termination Date and the Scheduled Maturity Date, each draw on the revolving loan has an individual maturity date of at least one year from the date the draw payment is made.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 10. Loan Payable

The Company has entered into agreements with Zen that provides for redemptions of specified amounts of Zen's Class A interest in the Company and, simultaneous with such redemptions, Zen will loan the Company an amount equal to the redemption. These loans are accounted for through contributions and redemptions of Zen's Class A interest. The loans mature on December 31, 2017, and bear interest at the Fed Funds rate plus 1 percent. As of December 31, 2016, there was $0 in outstanding borrowings.

The Company has a revolving intra-day loan agreement with a financial institution in the amount of $30,000,000, with a termination date of February 9, 2018, and bears interest at a negotiated rate that may change, from time to time, based on market conditions. As of December 31, 2016, there was $0 in outstanding borrowings.

Note 11. Commitments and Contingent Liabilities

The Company leases office space under noncancelable and cancelable lease agreements. The lease agreements expire at various dates through October 31, 2022. At December 31, 2016, minimum annual rental commitments, including escalation costs, under leases which have an initial or remaining term of one year or more, were as follows:

	Amount
2017	$ 3,852,116
2018	3,293,708
2019	3,346,063
2020	3,399,301
2021	2,983,533
Thereafter	564,850
	$ 17,439,571

The Company has entered into a standby letter of credit in the amount of $1,010,000 as deposit for the principal lease.

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company has strong defenses and intends to vigorously defend itself against the claims asserted. The Company, after consultation with outside legal counsel, believes that the amount for which it may be liable, if any, will not have a material adverse effect on its consolidated financial condition or results of operations.

Note 12. Off-Balance-Sheet Risk and Concentration of Credit Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Securities sold, not yet purchased (short sales) represent obligations of the Company to make a future delivery of a specific security at a specified price and, correspondingly, create an obligation to purchase the security at the prevailing market price (or deliver the security if owned by the Company) at the later delivery date. As a result, short sales create the risk that the Company's ultimate obligation to satisfy the delivery requirements may exceed the amount of the proceeds initially received.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company's exposure to credit risk on its equity swaps is reduced by the counterparty netting agreement. Netting is effective across products and cash collateral when so specified in the applicable netting agreement. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts at financial institutions located in the United States and in other countries. The Company had cash at December 31, 2016, that exceeded the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 13. Guarantees and Indemnifications

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2016, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of all written option contracts as of

Note 13. Guarantees and Indemnifications (Continued)

December 31, 2016, are included as liabilities in derivative financial instruments on the consolidated statement of financial condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 14. Benefit Plans

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the Company.

Note 15. Members' Equity

Ronin Capital, LLC:
Members' equity consists of four classes of members, Class A, AA, B and C. As of December 31, 2016, members are represented in class A and C. As of December 31, 2016, Class A member's equity totaled $228,475,484 and Class C members' equity totaled $169,790,488. There are no active members in classes AA or B.

The Class A member has the right and full authority to manage, control, administer and operate the business and affairs of the Company.

The Class C members include individuals or entities which are traders having trading accounts and the responsibility for the trading in such accounts. Class C members are entitled to an interest in the profits and are allocated losses of the Company in an amount and upon the terms and conditions set forth in each Class C members' agreement, as defined. Class C members are allocated losses of the Company to the extent they have a positive capital balance. After allocation to the Class C members, profits and losses are further allocated to the Class A member.

Class AA members are entitled to an allocation of Company profits, as defined, on a preferred basis, but in any case after allocation of Company profits to the Class C members. No Class AA interest shall be allocated Company profits in excess of the Class AA accrued preference, as defined in the operating agreement.

Note 15. Members' Equity (Continued)

Ronin Trading UK LLP:
Ronin Trading UK consists of three classes of members, Class A, B and C. As of December 31, 2016, members are represented in class A. There are no active members in Class C.

Ronin Capital UK Limited, a wholly-owned subsidiary of the Company, and Ronin are the Designated Members of Ronin Trading UK and have the full right and authority to control the affairs of Ronin Trading UK.

The Class B members are entitled to an interest in the profits and losses of Ronin Trading UK, as defined, in an amount and upon the terms and conditions set forth in the Class B Member's agreement.

The Class C Members are entitled to a market rate of return on their capital subject to the terms and conditions set forth in the Class C Member's agreement.

Ronin Trading Europe LLP:
Ronin Trading Europe consists of three classes of members, Class A, B and C. As of December 31, 2016, members are represented in class A and B. There are no active members in class C.

Ronin Capital UK Limited a wholly-owned subsidiary of the Company, and Ronin are the Designated Members of Ronin Trading Europe and have the full right and authority to control the affairs of Ronin Trading Europe.

The Class B members are entitled to an interest in the profits and losses of Ronin Trading Europe, as defined, in an amount and upon the terms and conditions set forth in the Class B Member's agreement.

The Class C Members are entitled to a market rate of return on their capital subject to the terms and conditions set forth in the Class C Member's agreement.

Note 16. Regulatory Requirements

Ronin is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, both as defined. The Rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. Net capital changes from day to day, but at December 31, 2016, Ronin had net capital of $89,271,740, which was $89,021,740 in excess of the required capital of $250,000.

In accordance with Appendix C of Rule 15c3-1, the Company consolidates certain wholly and substantially owned subsidiaries using the flow-through capital benefit method. With the exception of Ronin Asia, the subsidiaries are also subject to regulatory net capital requirements. As of December 31, 2016, Dart had net capital and net capital requirements of $1,955,661 and $100,000, respectively. The net capital requirements of Dart is included in other deductions, charges and regulatory requirements at 120 percent of their respective requirements in the computation of net capital.

Note 16. Regulatory Requirements (Continued)

Ronin Trading UK is subject to capital requirements of the Financial Conduct Authority (FCA). Financial resources, as defined, must exceed the total financial resources requirement. At December 31, 2016, Ronin Trading UK had financial resources of $1,707,683 which exceeded the minimum requirements by $993,851.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Although Ronin is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c) (4); therefore, Ronin is filing an Exemption Report as required by 17C.F.R.§240.17a-5(d)(1)and(4).

Note 17. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the consolidated financial statements were issued. Subsequent to year-end, contributions of approximately $2,000,000 were made to the Company and distributions of approximately $19,000,000 were made to the members.

Ronin Capital, LLC

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)
December 31, 2016

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

RSM

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

RSM US LLP

To the Managing Member
Ronin Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Ronin Capital, LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

b. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting the following:

Total revenue per the audited consolidated financial statements for the year ended December 31, 2016	$	318,055,109
Difference, primarily due to consolidation		(37,016,018)
Total revenue per Form SIPC-7 for the year ended December 31, 2016	$	281,039,091

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
February 28, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Ronin Capital LLC
350 N ORLEANS ST., STE 2N
CHICAGO, IL. 60654-1600

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kelly Huerta

2. A.	General Assessment (item 2e from page 2)	$365,009
B.	Less payment made with SIPC-6 filed (exclude interest) 7/29/2016 Date Paid	(279,530)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	85,479
E.	Interest computed on late payment (see instruction E) for 0 days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$85,479

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $85,479

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Ronin Trading UK LLP, Ronin Trading Europe LLP, Ronin Capital Asia Private Ltd.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ronin Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 17th day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$281,039,091
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	122,382,836
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	122,382,836
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	6,835,833
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	18,063,768
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	742,500
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See Attached (Deductions in excess of $100,000 require documentation)	109,393,474
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $122,382,836	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	122,382,836
Total deductions	257,418,411
2d. SIPC Net Operating Revenues	$146,003,516
2e. General Assessment @ .0025	$365,009
	(to page 1, line 2.A.)

Ronin Capital, LLC
Form SIPC-7

Line 2c(8)

Ronin Trading UK LLP	(4,887,582)
Ronin Capital Asia	785,143
Dart Executions LLC	1,641,175
Ronin Trading Europe	32,577,553
Xencore	74,118,774
Intercompany Inc. from Affiliates	5,092,162
Arei	66,249
	109,393,474

Ronin Capital, LLC

Exemption Report

December 31, 2016

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
Ronin Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Ronin Capital, LLC stated that (a) Ronin Capital, LLC may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 and (b) Ronin Capital, LLC had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception. Ronin Capital, LLC's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that Ronin Capital, LLC had no obligations under 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 28, 2017

Ronin Capital LLC's Exemption Report

Ronin Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent period, January 1, 2016 through December 31, 2016, without exception.

Ronin Capital, LLC

I, John Stafford III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

February 27, 2017

Ronin Capital, LLC

Consolidated Financial Report
December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.